SUBMISSION OF MATTERS TO A VOTE OF SHAREHOLDERS

The Fund held its Annual Meeting of shareholders ("Annual Meeting") on April 24, 2017. At the Annual Meeting, Robert F. Keith was elected by the Common Shareholders of the First Trust/Aberdeen Global Opportunity Income Fund as Class I Trustee for a three-year term expiring at the Fund's annual meeting of shareholders in 2020. The number of votes cast in favor of Mr. Keith was 10,489,596, the number of votes against Mr. Keith was 4,523,303, and the number of broker non-votes was 2,254,216. James A. Bowen, Richard E. Erickson, Thomas
R. Kadlec and Niel B. Nielson are the other current and continuing trustees.